EXHIBIT 99.1

Immediate Report

Eltek Announces That Shareholders Have Approved A Compensation Policy At A
Special Shareholders’ Meeting

PETACH-TIKVA, Israel, January 13, 2014 -- Eltek Ltd., (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of Rigid and Flex-rigid PCBs, announced today that at a special shareholders’ meeting held January 9, 2014 the Company’s shareholders approved  the Compensation Policy of the Company that was attached to the Company’s Proxy Statement dated December 5, 2013 as Exhibit A.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.